Exhibit 21.01

SUBSIDIARIES OF THE REGISTRANT

Subsidiaries	State or Other Jurisdiction of Incorporation or Organization
Amyris Fuels, LLC	Delaware
AB Technologies LLC	Delaware
Amyris Brasil Ltda.	Brazil
SMA Indústria Química S.A.	Brazil
Amyris Bio Products Portugal, Unipessoal, Lda.	Portugal